UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

(Amendment No. 1)

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

OR

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from        to

Commission File Number: 000-18592

Full title of the plan and name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

Merit Medical Systems, Inc.

1600 West Merit Parkway

South Jordan, UT 84095

Explanatory Note

The purpose of this Amendment No. 1 on Form 11-K/A (this “Amendment No. 1”) is to provide the conformed signature of Deloitte & Touche LLP on the Report of Independent Registered Public Accounting Firm located on page 1 of the Form 11-K previously filed with the Securities and Exchange Commission on June 23, 2011 (the “Form 11-K”), and to provide the conformed signature of Deloitte & Touche LLP on the Consent of Independent Registered Public Accounting Firm set forth in Exhibit 23.1 of the Form 11-K.

No other changes have been made to the Form 11–K. This Amendment No. 1 speaks as of the original filing date of the Form 11-K, does not reflect events that may have occurred subsequent to the original filing date and does not modify or update in any way disclosures made in the Form 11–K.

Merit Medical Systems, Inc.
401(k) Profit Sharing Plan

Financial Statements as of December 31, 2010 and 2009, and for the Year Ended December 31, 2010, Supplemental Schedule as of December 31, 2010, and Report of Independent Registered Public Accounting Firm

Merit Medical
Systems, Inc. 401(k)
Profit Sharing Plan

Financial Statements as of December 31, 2010
and 2009, and for the Year Ended
December 31, 2010, Supplemental Schedule as of
December 31, 2010, and Report of
Independent Registered Public Accounting Firm

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

NOTE:    All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Merit Medical Systems, Inc. 401(k) Profit Sharing Plan
South Jordan, Utah

We have audited the accompanying statements of net assets available for benefits of the Merit Medical Systems, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Salt Lake City, Utah
June 23, 2011

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2010 AND 2009

	2010	2009

ASSETS:
Cash	$103,749	$6,337

Investments	45,686,182	41,202,936

Receivables:
Notes receivable from participants	1,910,033	1,671,050
Employer contributions	106,291	42,716
Participant contributions		14,655

Total receivables	2,016,324	1,728,421

Total assets	47,806,255	42,937,694

LIABILITIES:
Accounts payable	224,386	12,230
Excess contributions payable		198,873

Total liabilities	224,386	211,103

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	47,581,869	42,726,591

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR COMMON COLLECTIVE TRUST	(36,319)	(7,581)

NET ASSETS AVAILABLE FOR BENEFITS	$47,545,550	$42,719,010

See notes to financial statements.

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2010

CONTRIBUTIONS:
Employer contributions	$1,129,979
Participant contributions	3,399,940
Rollover contributions	686,132

Total contributions	5,216,051

INVESTMENT INCOME:
Net appreciation in fair value of investments	1,085,479
Interest and dividends	636

Net investment income	1,086,115

Interest income on notes receivable from participants	82,177

DEDUCTIONS:
Benefits paid to participants	(1,504,823)
Administrative expenses	(52,980)

Total deductions	(1,557,803)

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	4,826,540

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	42,719,010

End of year	$47,545,550

See notes to financial statements.

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

1.                      DESCRIPTION OF THE PLAN

The following description of the Merit Medical Systems, Inc. 401(k) Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Reference should be made to the Plan document for more complete information.

General — The Plan is a defined contribution plan covering substantially all employees who have completed 90 days of service of Merit Medical Systems, Inc. (the “Company”). The Plan is administered by a trustee who has been appointed by the board of directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions — Each year, participants may contribute up to 100% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations. The Company contributes, on a discretionary basis, 75% of the first 2%, and 25% of the next 3% of base compensation that a participant contributes to the Plan.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan.

Vesting — Participants are vested immediately in their contributions, plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant vests 20% a year of credited service and is 100% vested after five years of credited service.

Participant Loans — Participants may borrow from their accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits — On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts — At December 31, 2010 and 2009, forfeited nonvested accounts totaled $19,335 and $19,700, respectively. These accounts may be used to reduce future employer contributions. During the year ended December 31, 2010, forfeited nonvested accounts totaling $16,414 were used to reduce employer contributions.

Administrative Expenses — Administrative expenses of the Plan are paid by the Company as provided in the Plan document.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risk and Uncertainties — The Plan utilizes various investment instruments, including mutual funds, common stock, a common collective trust, self-directed brokerage accounts, and interest bearing cash funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Benefit-Responsive Investment Contracts — As described in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 962, Plan Accounting—Defined Contribution Pension Plans, fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

The Plan invests in investment contracts through a collective trust in the Morley Stable Value (“MSV”) Fund. As required under ASC 962, the statements of net assets available for benefits presents the investment in the collective trust at fair value with an offsetting adjustment which, when netted against the fair value, will equal contract value. The weighted average yield of the underlying investments in the MSV Fund for the year ended December 31, 2010, was 2.66%.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2010 and 2009.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of IRC limits. There were no excess contributions payable at December 31, 2010.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company’s common stock is valued at the closing price reported on the NASDAQ Stock Exchange in the last business day of the plan year. Interest bearing cash funds are stated at amortized cost, which approximates fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The underlying investments within self-directed brokerage accounts are valued at quoted market prices. The common collective trust is stated at fair value and then adjusted to contract value as described above. Fair value of the common collective trust is the net asset value of its underlying investments, and contract value is principal plus accrued interest. The common collective trust generally permits redemptions daily and there are no unfunded commitments by the Plan related to this investment. The Plan is permitted to redeem investment units at the net asset value on the measurement date, and as a result, the investment is classified as a Level 2 asset in the fair value hierarchy.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds and the common collective trust are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Recent Accounting Pronouncements — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011. The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Plan’s financial statements.

In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2010. The adoption did not have a material effect on the Plan’s financial statements.

3.                      FAIR VALUE MEASUREMENTS

The fair values of investments are classified based on the lowest level of any input that is significant to the fair value measurement. The Plan used the following methods to determine fair value:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access on the report date.

Level 2 — Inputs (financial matrices, models, valuation techniques), other than quoted market prices included in Level 1, that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs (such as professional appraisals, quoted prices from inactive markets that require adjustment based on significant assumptions or data that is not current, data from independent sources) that are unobservable for the asset or liability.

The methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table provides the amounts and their corresponding level of hierarchy for the Plan’s investments that are measured at fair value as of December 31, 2010:

Description	Level 1	Level 2	Level 3	Total

Interest bearing cash	$2,258,582	$—	$—	$2,258,582
Mutual funds:
Intermediate Investments Grade	5,020,843			5,020,843
Large-Cap Growth Funds	2,039,596			2,039,596
Treasury Inflated Protected Securities	1,904,642			1,904,642
Small-Cap Growth Funds	1,592,194			1,592,194
International Large-Cap Core	1,592,103			1,592,103
Mid-Cap Value	1,494,922			1,494,922
Small-Cap Core Funds	1,439,182			1,439,182
Large-Cap Core Funds	1,430,959			1,430,959
Emerging Markets Funds	1,363,222			1,363,222
Large-Cap Value Funds	1,339,418			1,339,418
Mid-Cap Core Funds	1,298,324			1,298,324
Global Natural Resources Funds	1,190,075			1,190,075
S&P 500 Index Objective Funds	1,100,054			1,100,054
International Multi-Cap Growth	1,090,098			1,090,098
Pacific Ex Japan Funds	946,065			946,065
Global Small-/Mid-Cap Funds	819,228			819,228
Global Oriented Funds	624,659			624,659
International Multi-Cap Core	583,999			583,999
Global Science/Technology Funds	206,788			206,788
Multi-Cap Core Funds	153,859			153,859
Common collective trust		1,901,187		1,901,187
Self-directed brokerage accounts:
Interest bearing cash	511,968			511,968
Merit Medical Systems, Inc. common stock	796,281			796,281
Other equity securities (primarily common stock)	423,978			423,978
Other	9,108			9,108
Merit Medical Systems, Inc. common stock	12,554,848			12,554,848

Investments — at fair value	$43,784,995	$1,901,187	$—	$45,686,182

For the year ended December 31, 2010, there were no transfers in or out of Levels 1, 2 or 3.

The following table provides the amounts and their corresponding level of hierarchy for the Plan’s investments that are measured at fair value as of December 31, 2009:

Description	Level 1	Level 2	Level 3	Total

Interest bearing cash	$2,620,707	$—	$—	$2,620,707
Mutual funds:
Intermediate Investments Grade	5,819,483			5,819,483
Large-Cap Growth Funds	2,408,826			2,408,826
Treasury Inflated Protected Securities	2,367,392			2,367,392
International Large-Cap Core	1,343,316			1,343,316
Small-Cap Growth Funds	1,210,440			1,210,440
Mid-Cap Value	1,054,753			1,054,753
Small-Cap Core Funds	1,011,599			1,011,599
Large-Cap Core Funds	981,393			981,393
Global Natural Resources Funds	875,549			875,549
S&P 500 Index Objective Funds	833,516			833,516
International Multi-Cap Growth	552,077			552,077
International Multi-Cap Core	551,125			551,125
Mid-Cap Core Funds	548,726			548,726
Large-Cap Value Funds	473,156			473,156
Mid-Cap Growth Funds	456,679			456,679
Global Small-/Mid-Cap Funds	422,190			422,190
Emerging Markets Funds	269,381			269,381
Global Science/Technology Funds	115,256			115,256
Multi-Cap Core Funds	32,280			32,280
Common collective trust		1,620,592		1,620,592
Merit Medical Systems, Inc. common stock	15,634,501			15,634,501

Investments — at fair value	$39,582,344	$1,620,592	$—	$41,202,936

4.                      INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits are as follows as of December 31, 2010 and 2009:

	2010	2009

Merit Medical Systems, Inc. Common Stock, 991,381 and 1,015,755 shares, respectively	$12,554,848	$15,634,501
PIMCO Total Return; Administrative Class Shares 462,751 and 538,841 shares, respectively	5,020,843	5,819,483
Fidelity Spartan Money Market Fund, 2009 — 2,618,533 shares	*	2,618,533
AM Century Inflation Adjusted Bond Fund IV, 2009 — 205,860 shares	*	2,367,392

* This investment did not represent 5% or more of the fair value of the Plan’s net assets as of December 31, 2010

During the year ended December 31, 2010, the Plan’s common stock and mutual fund investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Intermediate Investments Grade	$476,904
Small Cap Growth Funds	345,956
SmallCap Core Funds	253,722
Large-Cap Growth Funds	248,855
Global Natural Resources Funds	244,757
Pacific Ex Japan Funds	243,715
Mid-Cap Core Funds	219,119
Mid Cap Value	209,963
Large-Cap Value Funds	167,193
Global Small-/Mid-Cap Funds	164,345
International Multi-Cap Growth	154,693
Large Cap Core Funds	149,800
S&P 500 Index Objective Funds	138,691
Treasury Inflated Protected Securities	111,451
Emerging Markets Funds	110,435
International Large-Cap Core	109,092
Common Collective Trust	106,817
Self-Directed Brokerage Accounts	101,201
International Multi-Cap Core	82,438
Gold Oriented Funds	69,216
Global Science /Technology Funds	45,935
Multi-Cap Core Funds	22,345
Mid-Cap Growth Funds	18,454
Merit Medical System, Inc. Common Stock	(2,709,618)

Net appreciation in fair value of investments	$1,085,479

5.                      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2010 and 2009, the Plan held 991,381 and 1,015,755 shares, respectively, of the Company’s common stock, with a fair value of $12,554,848 and $15,634,501, respectively.

At December 31, 2010, there are also 62,878 shares of the Company’s common stock with a fair value of $796,281 held by the Plan within self-directed brokerage accounts.

6.                      PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

7.                      FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated April 10, 2002, that the Plan was designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. In December 2010, the Company submitted an application to the IRS for an updated determination letter.

The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan administrator is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS and the Department of Labor (DOL). The Plan is subject to routine audits by taxing jurisdictions for tax years for which the applicable statutes of limitations have not expired; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

8.                      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2010 and 2009:

	2010	2009
Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$47,545,550	$42,719,010
Adjustment from contract value to fair value for common collective trust	36,319	7,581

Net assets available for benefits per Form 5500	$47,581,869	$42,726,591

For the year ended December 31, 2010, the following is a reconciliation of total investment income per the financial statements to the Form 5500:

Statement of changes in net assets available for benefits:
Increase in net assets available for benefits per the financial statements	$4,826,540
Adjustment from contract value to fair value for common collective trust	28,738

Increase in net assets available for benefits per Form 5500	$4,855,278

9.                      SUBSEQUENT EVENT

On April 21, 2011, the Company’s Board of Directors authorized a 5-for-4 forward stock split of the Company’s common stock to be effected in the form of a stock dividend of one share of common stock for every four shares of common stock outstanding on the record date. On May 5, 2011, the Company completed the forward stock split through a stock dividend to shareholders of record as of May 2, 2011. All common share data set forth in the foregoing financial statements have been adjusted to reflect the split.

******

SUPPLEMENTAL SCHEDULE

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2010

		Description of Investment, Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		Current
	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Value

	AM Century Inflation Adjusted Bond Fund IV	Registered Investment Company	**	1,904,642
	American Funds Growth Fund of America; Class R4	Registered Investment Company	**	905,117
	Artisan International; Investor Shares	Registered Investment Company	**	537,697
	Columbia Marsico Focused Equity Fund; Class Z Shares	Registered Investment Company	**	1,134,479
	Fidelity Cash Reserves	Registered Investment Company	**	126,720
	Fidelity Spartan Money Market Fund	Registered Investment Company	**	2,096,365
	Fidelity Spartan US Equity Index; Investor Class Shares	Registered Investment Company	**	1,100,054
	Fidelity FMMT Retirement Money Market	Registered Investment Company	**	35,497
	Harbor International Fund; Investor Class Shares	Registered Investment Company	**	1,054,405
	Hartford Mid Cap Fund; Class R4	Registered Investment Company	**	1,298,324
	MainStay ICAP Select Equity; Class 1 Shares	Registered Investment Company	**	1,339,418
	Matthews Asia Small Companies	Registered Investment Company	**	946,066
*	Merit Medical System, Inc. Common Stock	Common Stock (991,381 shares)	**	12,554,848
	Gartmore Morley Stable Value	Common Collective Fund (78,953 units)	**	1,901,187
	Oakmark Fund; Class 1 Shares	Registered Investment Company	**	1,430,959
	Oakmark International Fund; Class 1 Shares	Registered Investment Company	**	583,999
	Openheimer Gold & Special Minerals Fund; Class A	Registered Investment Company	**	624,659
	Perkins MID Cap Value Fund Class T	Registered Investment Company	**	1,494,922
	PIMCO Total Return Fund; Administrative Class Shares	Registered Investment Company	**	5,020,844
	RS Global Natural Resources; Class A	Registered Investment Company	**	1,190,075
	RS Technology Fund; Class A Shares	Registered Investment Company	**	206,787
	RS Value Fund; Class A Shares	Registered Investment Company	**	153,859
	Self-Directed Brokerage Accounts	Registered Investment Company	**	1,741,335
	T Rowe Price International Funds, Inc. Emerging Markets Stock Fund	Registered Investment Company	**	434,753
	Wasatch Emerging Markets Small Cap	Registered Investment Company	**	928,468
	Wasatch Global Oppurtunities Retail	Registered Investment Company	**	819,228
	Wasatch Small Cap Growth Fund	Registered Investment Company	**	1,592,195
	Wasatch Small Cap Value Fund	Registered Investment Company	**	894,371
	Wells Fargo Advantage Small Cap Value Investor	Registered Investment Company	**	544,811
	William Blair International Growth Fund; Class N Shares	Registered Investment Company	**	1,090,098
*	Participant Loans	Participant loans (maturing 2011 to 2019 at interest rates of 4.25% to 9.25%)	**	1,910,033

				47,596,215
	Adjustment from fair value to contract value for common collective trust			(36,319)

				$47,559,896

*	Party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this Amendment No. 1 to be signed on its behalf by the undersigned hereunto duly authorized.

Merit Medical Systems, Inc
401(k) Retirement Savings Plan

Date: June 28, 2011	/s/ Kent W. Stanger

Kent W. Stanger
Member, 401 (k) Plan Administration and
Investment Committee